UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On April 17, 2026, Arbe Robotics Ltd. (“Arbe” or the “Company”) issued a press release titled: “Arbe Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency” relating to a deficiency notice from Nasdaq dated April 13, 2026. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

This Report on Form 6-K, including Exhibit 99.1, is incorporated by reference into are incorporated by reference in any registration statements on Form F-3 or Form S-8 that incorporate by reference material filed by the Company with the SEC., to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Document Description
99.1	Press Release dated April 17, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: April 17, 2026	By:	/s/ Ram Machness
	Name:	Ram Machness
	Title:	CEO

3